UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                          Plexus Corp.
                        (Name of Issuer)

             Common Stock, $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           729132 10 0
                         (CUSIP Number)

                         Allan C. Mulder
                      10618 Spicewood Trail
                    Boynton Beach, FL  33436
                         (414) 733-9011

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 2, 1994
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[X].
                          SCHEDULE 13D

CUSIP No.  729132 10 0

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Allan C. Mulder

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]            (b)  [ ]

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
          Florida

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

7.   Sole Voting Power

          609,663

8.   Shared Voting Power
          0

9.   Sole Dispositive Power

          609,663

10.  Shared Dispositive Power
          0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          609,663

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
          [ ]

13.  Percent of Class Represented by Amount in Row (11)

          8.9%

14.  Type of Reporting Person
          IN

Item 1.   Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

          Plexus Corp.
          55 Jewelers Park Drive
          P.O. Box 156
          Neenah WI 54956

Security to Which This Statement Relates:

          Common Stock, $.01 Par Value ("Plexus Common")

Item 2.   Identity and Background.

(a)-(c) and (f).  This Schedule 13D is filed on behalf of Allan
C. Mulder, a Florida resident individual and a United States citizen ("Mulder"). Mulder is retired. The principal address of Mulder is 10618 Spicewood Trail, Boynton Beach, Florida 33436.

(d) and (e). During the last five years, Mulder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On June 29, 1994, Mulder purchased 5,000 shares of Plexus Corp. Class A Preferred Stock ("Plexus Preferred") for cash in a private placement transaction with Plexus. (As further explained below, shares of Plexus Preferred are convertible into shares of Plexus Common.) Such shares of Plexus Preferred were purchased for cash, obtained from personal investment funds. Plexus used a portion of the purchase price to repay secured indebtedness of approzimately $3,000,000 of Plexus to Mulder (which had been lent from Mulder's personal funds).

Item 4.   Purpose of the Transaction.

     Mulder has been a long time investor in Plexus, with his interest in Plexus having been acquired, and continuing to be, for investment purposes. Mulder purchased the shares of Plexus Preferred in continuation of that long term investment, and structured under a form which provides current income to Mr. Mulder but provides the opportunity for conversion into Plexus Common. Mulder may purchase additional Plexus shares, or dispose of such shares, in market or private transactions, in the event such actions would be attractive for investment purposes. See also Item 3 above with respect to the repayment of debt.
     In June 1995, Mulder was elected by the Plexus board of directors to a newly created position on the board. Mulder did not solicit a seat on the Plexus board, but accepted when offered a board position by Plexus.

     Other than the foregoing, Mulder has no plans or proposals which would result in the acquisition or disposition of Plexus
Common Stock or any other action which is enumerated in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) and (b).

     As of August 8, 1995, Plexus reported outstanding 6,467,776 shares of Plexus Common. As of such date, the undersigned had sold voting and dispositive power with respect to 213,624 shares of Plexus Common, and 5,000 shares of Plexus Preferred. Shares of Plexus Common currently outstanding which are held by Mulder represent 3.3% of the currently outstanding shares of Plexus Common.

     Pursuant to the terms of Plexus Preferred, Mulder has the right to acquire an additional 396,039 shares of Plexus Common upon full conversion of the Plexus Preferred. Such a conversion would result in a total of 609,663 shares of Plexus Common, representing 8.9% of the outstanding shares of Plexus Common on the date hereof, as computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. If the Plexus Preferred is converted and Mulder acquires the Plexus Common, the shares of Plexus Common acquired upon conversion will be acquired by Mulder with sole voting and dispositive power.

(c). Mulder acquired the 5,000 shares of Plexus Preferred on June 29, 1994 in a private placement transaction (which was more than sixty days prior to the first date upon which such shares of Plexus Preferred first became convertible into shares of Plexus Common). Other than the foregoing, there have been no trans-actions by Mulder with respect to Plexus Common Stock during the sixty days preceding the date of this Schedule 13D or the date upon which Mulder was first deemed the beneficial owner of more than 5% of the class of Plexus Common.

(d).  None.

(e).  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Other than the Preferred Stock Purchase Agreement and the Designation of Series A Preferred Stock (which is a part of the Articles of Incorporation of Plexus), there are no contracts, arrangements, understandings or relationships between Mulder and any other person with respect to any securities of Plexus.

Item 7.     Material to be Filed as Exhibits.

     Mulder hereby files, or incorporates into this Schedule 13D by reference, the following exhibits:

     1.   Preferred Stock Purchase Agreement dated as of June 29,
          1994 between Mulder and Plexus.

     2. Plexus' Restated Articles of Incorporation, as amended through June 29, 1994, including the designation of Series A Preferred Stock. (Incorporated by reference from Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended June 30, 1994.)

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


     Date:  September 19, 1995.    /s/ Allan C. Mulder
                                   Allan C. Mulder